Mail Stop 0407

      							July 28, 2005

Mr. Raya Asher
Chief Financial Officer
Magal Security Systems Ltd.
PO Box 70
Industrial Zone, Yehud 56100
Israel

	Re:	Magal Security Systems Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005

		File No. 0-21388

Dear Mr. Asher:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Consolidated Statements of Income, page F-5

1. State separately your revenues and costs of revenue by goods and services. Refer to Rule 5-03 of Regulation S-X.

	Note 2: Significant Accounting Policies
	Impairment of long-lived assets, page F-14

2. Tell us how you concluded no impairment losses were identified for your long-lived assets. Specifically, we note that you have $5.8 million in long-lived assets related to your video-monitoring segment, and this segment has incurred increasing operating losses for the last three years.

Revenue recognition, page F-15

3. We note that you are using "input method" to recognize revenue from the installation of comprehensive security systems under the percentage of completion method. Tell us why you believe the input measure is a better measure of performance than the contract milestones, an output measure, which is more reliable than the input measure.

4. Disclose if title and risk of loss transfers to your customer upon their acceptance of each milestone under your contracts. Also, please disclose more detail about the origin of your unbilled accounts receivable. Specifically, disclose why you are recognizing revenue prior to billing for each milestone under the contract and the approximate time frame that elapses between an unbilled accounts receivable and a billed accounts receivable.

Note 9: Commitments and Contingent Liabilities
Guarantees, page F-27

5. Please revise to comply with the disclosure requirements of FIN
45.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								 /s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
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Mr. Rava Asher
Magal Security Systems, Ltd.
July 28, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE